Filed Pursuant to Rule 433

Registration No. 333-231096

The Republic of Korea

€700,000,000 Zero Coupon Notes due 2025

September 9, 2020

Final Term Sheet for €700,000,000 Zero Coupon Notes due 2025 (the “Euro-denominated Notes”)

Issuer	The Republic of Korea

Issue Currency	Euro

Issue Size	€700,000,000

Issue Date	September 16, 2020

Maturity Date	September 16, 2025

Settlement Date	On or about September 16, 2020, which will be the fifth business day following the date of this final term sheet. Because the Euro-denominated Notes will initially settle in T+5, if you wish to trade the Euro-denominated Notes on any day prior to the second business day from the settlement date, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest Rate	No interest payments will be made on the Euro-denominated Notes.

Business Center	In any case where the due date for the payment of the principal of the Euro-denominated Notes will be, at any place from which any check for such payment is to be mailed or where such Euro-denominated Note is to be surrendered for payment or, in the case of payments by transfer, where such transfer is to be made, (i) a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is not operating or (ii) a day on which commercial banks are not open for dealings in Euro deposits in the London interbank market, then such payment need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated by law to close, the TARGET System is not operating or commercial banks are not open for dealings in Euro deposits in the London interbank market, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Public Offering Price	100.296%

Gross Proceeds	€702,072,000

Underwriting Discounts	0.15%

Net Proceeds (before expenses)	€701,022,000

Final Term Sheet for €700,000,000 Zero Coupon Notes due 2025 (the “Euro-denominated Notes”)

Issuer	The Republic of Korea

Listing

Application has been made to the Singapore Exchange Securities Trading Limited for the listing and quotation of the Euro-denominated Notes on the Singapore Exchange Securities Trading Limited.

In addition, the Euro-denominated Notes will also be listed on the Frankfurt Stock Exchange in the Open Market.

Joint Bookrunners	BNP Paribas, Merrill Lynch International, Citigroup Global Markets Limited, J.P. Morgan Securities LLC, Standard Chartered Bank and Mirae Asset Daewoo Co., LTD.

Common Code	222696968

ISIN	XS2226969686

MiFID II professionals/ECPs-only — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

This final term sheet should be read in conjunction with the prospectus dated August 10, 2020, as supplemented by the preliminary prospectus supplement dated September 7, 2020 (together, the “Preliminary Prospectus”), relating to the Euro-denominated Notes. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the U.S. Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas toll-free at +1-800-854-5674.

The most recent prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/873465/000119312520241470/d59835d424b5.htm.